UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
October 1, 2002 to December 31, 2002

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from October 1, 2002 through December 31, 2002 (the "Reporting Period"):

Obligor              Type          Amount            On Behalf of
------- ------------------------ ------------ -------------------------------
------- ------------------------ ------------ -------------------------------
CSW     Guarantee                $17,500,000  Eastman Chemical Co.
CSW     Guarantee                 32,341,788  Eastex Engineers
Energy  Guarantee                       -     SWEPCo
Energy  Guarantee                  8,598,687  Aalborg Industries, Inc.
CSW     Contractor's Surety Bond        -     State of Nevada
Energy  Performance Bond           9,473,214  SMUD
CSW     Letter of Credit           1,200,000  General Electric Co.
Energy  Guarantee                  7,915,774  Aalborg Industries, Inc.
Energy  Guarantee                  9,448,509  Aalborg Industries Inc.
CSW     Guarantee                  3,800,000  Crescent Real Estate Equities, LP
Energy  Guarantee                  1,871,507  Westdeutsche Landesbank
                                 ------------
                                 ------------

Total                            $92,149,479



Authorization in
  Order 70-09083                                       $250,000,000
Total Guarantees, Surety Bonds, Performance Bonds
  and Letters of Credit                                 (92,149,479)
Unused Authorization                                   $157,850,521




       Amounts shown are aggregate outstanding amounts as of December 31, 2002.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: February 6, 2003


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                                    BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:   /s/ Armando A. Pena
                                  --------------------------------
                                        Armando A. Pena,
                                        Treasurer